Exhibit 4.1

NON-COMPETE AGREEMENT

This Non-Compete Agreement (“Agreement”) is made on              2006, between the following parties:

1.	PT INDOSAT TBK, a public listed company established pursuant to the laws of the Republic of Indonesia, domiciled in Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 (“Company”); and

2.	[Name], private person, [Indonesian/Singaporean] ID card No. , having its address in (“Executive”)

(each a “Party” and, together, the “Parties”).

WHEREAS:

A.	The Executive is a member of the Board of Directors of the Company.

B.	The Parties have agreed to enter into this Agreement to protect the legitimate interest and business of the Company.

THE PARTIES AGREE as follows:

ARTICLE 1

Non-Compete and Non-Solicitation

1.1	The Executive agrees that he shall not, from the date of this Agreement up till the last day of the period of six months immediately following the effective date (the “Cessation Date”) that he voluntarily resigns or is terminated (because he (i) is not acting for the best interest of the Company or he conducts material violation of the Company’s article of association, as concluded by the Board of Commissioners in accordance with the Company’s article of association, (ii) is declared bankrupt or placed under custody by virtue of a court ruling, or (iii) is punished due to criminal or civil actions by virtue of a court ruling), as a member of the Board of Directors (the “Restricted Period”), directly or indirectly:

(a)	engage in any business activity as a direct or indirect shareholder, commissioner, director or employee of a telecommunications operator, which is in competition with the Company’s business as a telecommunication network operator in Indonesia (the “Business”);

(b)	induce any person which is a client or prospective client of the Business to patronize any business which is in competition with the Business;

(c)	request or advise any person that is a customer of the Company to withdraw, curtail, or cancel any such customer’s business within the scope of the Business; and

(d)	solicit or entice away from or endeavor to solicit or entice away from the Company, any person who is a Director or an employee of the Company to any party that acts in competition with the Business.

1.2	The Board of Commissioners of the Company may shorten, or waive any of the requirements applicable during any portion of, the Restricted Period if it deems fit in the circumstances, which shall include without limitation the circumstances under which the Executive ceases to be a Director of the Company and the nature of the new or additional position or employment undertaken by the Executive.

1.3	The Executive who voluntarily resigns as a member of the Board of Directors due to new assignment from the Government of the Republic Indonesia shall not be obliged to comply with Article 1.1(a) above, provided that such Executive complies with the prevailing laws and regulations and the Company’s article of association.

ARTICLE 2

Garden Leave

2.1	In the event that the directorship of the Executive has been terminated in any manner, but a notice period applies before the Cessation Date (the “Notice Period”), in each case under the relevant terms between the Executive and the Company, the Company shall be entitled to require that the Executive serves the remaining period of such directorship by taking garden leave, whereupon the following shall apply:-

(a)	the Executive shall not access his normal place of work;

(b)	the Executive shall not on behalf of the Company communicate with or engage in any dealings with customers or clients of the Company or any other party which engages in, or is expected to engage, in business with the Company; and

(c)	the Company may stipulate that the Executive does not engage in all or some of his normal duties on behalf of the Company during the Notice Period, but Executive shall in respect of the Notice Period remain entitled to his remuneration and benefits (unless specifically provided otherwise prior to the Cessation Date) that he would have received as if he were still in active service with the Company.

ARTICLE 3

Miscellaneous

3.1	The Executive agrees and acknowledges that the restrictions contained in Articles 1 and 2 are reasonable in scope and duration and necessary to protect the Company. If any provision of in this Agreement is adjudged by a court to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of this Agreement. If any such provision, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the Parties agree that the court making such determination shall have the power to reduce the duration and/or area of such provision, and/or to delete specific words or phrases, and in its reduced form, such provision shall then be enforceable and shall be enforced.

3.2	The Parties agree that if a difference, dispute, conflict or controversy (“Dispute”) arises out of or in connection with this Agreement or its performance, the Parties will attempt to settle the Dispute by amicable settlement between the parties, for a period of thirty (30) days after the receipt by one party of a written notice from the other party of the existence of the Dispute.

3.3	If the Parties are unable to reach agreement to settle the Dispute within the 30-day period as set forth in paragraph 3.2, then each Party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the District Court of Central Jakarta and any court which may hear appeals from those courts.

3.4	The Parties agree to waive the provisions, procedures and operation of Article 1266 of the Indonesian Civil Code to the extent that court approval or a court order is required to terminate this Agreement.

3.5	This Agreement shall be governed and interpreted under the laws of the Republic of Indonesia.

3.6	Each Party has agreed to enter into this Agreement in its/his own wish and is not forced to do so, and therefore this Agreement shall fulfill the requirement under Article 1320 of the Indonesian Civil Code.

3.7	This Agreement shall be effective as of [ ], 2006

IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the date first written above.

THE COMPANY:	THE EXECUTIVE:

PT INDOSAT TBK

Stamp duty Rp 6,000

Name: Title:	Name:

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